Nasdaq Regulation

Arnold Golub
Vice President
Office of General Counsel

February 22, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 22, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from Lotus Technology Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American depositary shares, each representing one ordinary share

Ordinary shares, par value US$0.00001 per share[1]

Warrants, each whole warrant exercisable for one American depositary share

We further certify that the securities described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

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[1] Not for trading, but only in connection with the listing of the American depositary shares on Nasdaq.